Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following blog post was posted on Comcast’s website:

COMCAST FILES OPPOSITION AND RESPONSE COMMENTS ON TIME WARNER CABLE TRANSACTION
By David L. Cohen, Executive Vice President and Chief Diversity Officer

Last night, we filed our reply comments in the FCC’s consideration of the proposed Comcast and Time Warner Cable transaction and related Charter divestitures.  We continue to believe that these transactions are pro-consumer, pro-competitive, and in the public interest in large part because of the increased investment, innovation, and competition the transactions will generate.  This belief is strongly supported by the record as a whole.

In our reply comments, we further detail how consumers and businesses will benefit from our commitment to invest in infrastructure and promote competition.  By spending hundreds of millions of dollars annually to upgrade the Time Warner Cable and Charter networks in newly acquired areas, we will bring Comcast’s best-in-class products and services to acquired systems within 36 months of the closing date of the transaction, and some within 12 months.  This will incentivize competitors to invest, too, fueling the virtuous cycle of investment and reinvestment referenced by Chairman Wheeler in his recent remarks on broadband competition.  These significant benefits are all but conceded by opponents to the transaction, and their objections are rebutted by powerful contrary evidence.

The record includes an outpouring of more than 500 thoughtful and positive comments from a wide range of supporters, including more than 100 Chambers of Commerce and business organizations, a substantial and diverse group of businesses ranging from start-ups to national technology equipment makers, over 20 programmers, nearly 200 diversity groups and community partners, academics and public policy leaders, and over 150 state and local leaders.  Many of these commenters cite direct experiences with us that demonstrate our commitment to the communities where our customers and employees live and work, such as partnering to implement Comcast’s acclaimed broadband adoption program Internet Essentials – which has connected more than 1.4 million low-income Americans to the power of the Internet at home, and Comcast Cares Day, the nation’s largest single-day corporate volunteer effort.  All of these benefits will be extended to the new communities we serve.

In reviewing the opposition comments received, some significant and important themes have emerged, including:

•
Virtually all commenters recognize and concede – either explicitly or through their silence – that the transaction will deliver substantial consumer welfare and public interest benefits to residential and business customers and in the advertising marketplace.  The opposing commenters don’t cite any credible, specific facts that refute the extensive evidence of these transaction-specific benefits.

•	Some of the commenters fail to account for the most important economic reality of these transactions – that Comcast, Time Warner Cable, and Charter do not compete in any market, which means that there will be no reduction in competition or consumer choice for any of the services we offer.

•
Some commenters recycle the same old "big is bad" concerns that have been voiced for almost two decades, but they ignore the innovation, investments, and competition that have resulted in a vibrant and flourishing marketplace today.  These commenters make the same apocalyptic warnings, around since the 1990s, which have been repeatedly rejected by the Commission and have been proven wrong time and time again by real world results in the market.

•
With a combined MVPD market share of less than 30 percent, Comcast will have no ability to distort the market for the purchase of programming services.  The D.C. Circuit has twice rejected the FCC's effort to cap cable providers at 30 percent of the market, pointing to the competitive alternatives available to programmers; these decisions were made in a far less competitive market than that which exists today.

•
The record shows that the broadband market is competitive and highly dynamic.  First and foremost, these transactions will not affect consumer choices for alternative broadband providers in any location and will accelerate and encourage even more investments in R&D, innovation, and infrastructure – all of which is good for broadband competition, good for investment, and good for consumers.  We also show that:

o	78% of households have the choice of at least three fixed broadband providers offering speeds of at least 3 Mbps, and 92% have two or more providers offering speeds of at least 10 Mbps.

o
Including wireless, 99% of households have the choice of at least three fixed or mobile broadband providers offering speeds of at least 3 Mbps, and approximately 98% have two or more choices offering speeds of at least 10 Mbps.

o	98.5% of our customers following the deal will have a choice between Comcast and one or more top 10 ILEC competitors – as well as wireless competitors.

•
The market for backbone transit is highly competitive, and the availability of multiple high-capacity entry points into our network eliminates any concern about a potential traffic exchange "choke point."  Suggestions by Netflix and Cogent that we – alone among those providing access to our network – should be precluded from charging when other providers seek dedicated interconnection arrangements into our network are self-serving and not supported by the facts or economic theory.

•
The only advertisers to submit comments all attest to the significant benefits the transactions will bring to the industry, proving that suggestions to the contrary – filed only by an advertising aggregating competitor in this space and some of its customers – are unfounded.

In our reply comments, we specifically and comprehensively address claims that have been made by organizations purporting to represent the public interest, programmers, competitors, and others.  Many of these commenters have raised issues that are not transaction-specific and/or are best addressed separately in industry-wide proceedings.  Some commenters seek to leverage the transaction for individual company financial interests, while asserting arguments that we have demonstrated consistently don’t have any merit.  For example, our comments specifically expose the pretense of several commenters, including Netflix (which originally embraced and celebrated our interconnection agreement as a middle of the road compromise that worked for Netflix and for Comcast) and Discovery (which asked to renegotiate its affiliation agreement with Comcast early in exchange for support or non-opposition of the transactions).

Specifically on the Netflix and Cogent claims – our reply comments make clear that their concerns related to backbone interconnection issues are not transaction-specific and should not be handled in the transaction proceeding.  In fact, Netflix has raised these same concerns explicitly in the FCC’s Open Internet proceeding, asserting almost the identical arguments it makes here, and every example that is cited in this regard occurred pre-transaction.   Our reply comments offer new details about how we came to our agreement with Netflix earlier this year – one that Netflix hailed as pro-consumer until it changed its story for politically expedient reasons.  Our comments and our two engineering declarations demonstrate that Netflix forced traffic onto congested routes and harmed its own customers to try and leverage better commercial terms for itself.

On programming – some commenters (most of whom are not really "independent") have suggested that the transactions will threaten "independent voices."  But the record clearly shows that we have a stellar record supporting smaller, independent programmers.  Today, Comcast carries over 160 independent networks, including many small, diverse, and international ones, and six of every seven networks carried by Comcast are unaffiliated with the company.  Since 2011, Comcast has added 20 independent networks (including four independent networks with African American or Hispanic American ownership – ASPiRE, BabyFirst Americas, REVOLT, and El Rey – and has substantially expanded carriage of over 141 independent networks by an astonishing 217 million subscribers.

And much of the programmer "concern" needs to be put in context.  As our reply comments explain, since the announcement of the transactions, we have been confronted by an unprecedented onslaught of requests to renegotiate existing affiliation agreements with programmers to provide more carriage and/or additional compensation for existing cable channels, as well as requests for carriage of new networks.  Usually, these requests have been accompanied by promises of support for the transactions if these "asks" were met, and threats to oppose the transactions if they were not.  In all, the quantifiable "asks" from programmers since the announcement of the transactions would have added more than $5 billion in programming costs to our customers’ bills, or $4 per month.

It is, therefore, not surprising that most of the programmers (almost all truly independent) who filed support the transactions. These programmers include Access La Porte County, BabyFirst Americas, Bedford Community Television, Berks Community Television, Cape Cod Community Media Center, Condista, Crossings TV, El Rey, Hallmark, INSP, JTV, Inc., New England Sports Network (NESN), Outside TV, Ovation, PBS Hawaii, REELZ, REVOLT, Rutland Region Community Television, Starz, Television Korea 24, Inc., and UnionTV34.  Ovation states, for example, that "Comcast has the best record of any pay-TV provider in launching independent networks like Ovation, as well as many minority-owned channels, such as TV One."  INSP adds that the transaction "will be a great development for independent networks."  And NESN confirms that "Comcast has a strong record of supporting independent sports networks—even those that compete with Comcast’s own CSN."

A few commenters try to challenge our commitment to diversity and diverse programming.  But as our reply comments make clear, we’ve been a demonstrated leader in this area and diversity will be an important public interest benefit of these transactions.  Our best-in-class diversity and inclusion program has been enhanced by the voluntary commitments we’ve made in connection with the NBCUniversal transaction and will be extended to Time Warner Cable markets.  These commitments have led to dozens of diversity and inclusion awards and recognitionsover the past three years.

In particular, Comcast is a tremendous supporter of diverse programmers, including national and local Spanish-language programming.  We are proud to be the nation’s largest provider of Latino packages and have a television distribution platform that delivers more than 60 Latino networks, in both Spanish and English, to our Hispanic customers.  Since the NBCUniversal transaction,

Comcast has launched two independent national Hispanic-owned channels (El Rey and BabyFirst Americas) and recently, we reached a long-term agreement to distribute the Univision Deportes Network.  As BabyFirst Americas explains, "Comcast’s support of BabyFirst Americas demonstrates the collective commitment of both Comcast and the network to bilingual education and entertainment, as well as to viewers seeking content in both English and Spanish."   Condista Networks adds, "Comcast employees at all levels – whether at the local systems, regions, or corporate offices – have worked with our company to expand the number of independent, Spanish-language networks available on its systems."

Turning to issues related to broadband, a number of commenters seek to imply that the transactions will have a negative impact on the competitiveness of the broadband consumer market by proposing artificially narrow definitions of that market in order to inflate Comcast’s apparent shares.   As is persuasively explained by Dr. Mark Israel, these definitions are not based in economic reality, the facts, or agency precedent.

Importantly, relying on sound economic theory, unbiased fact, and prior Commission precedent, our reply comments persuasively demonstrate that there is no such thing as a "national" broadband market.  The correct geographic market for broadband services is local, and the transactions do not change the local market at all; every consumer in America will have the same number of choices among broadband providers after the transaction as before.

Even if the market were deemed national on some basis, our reply comments expose the contortions that some commenters attempt in order to artificially define the "broadband market" to exclude DSL, wireless, and other technologies, and also to increase the baseline broadband speed to 25 Mbps.  As we demonstrate, these efforts lack support in the facts or economic theory and produce false results.  There is no question that DSL is fast enough to use for online video today, since even Netflix's speed index lists 20 DSL providers – and rates some of themhighly.  And evidence shows wireless broadband usage is expanding all the time, and quickly.  Excluding DSL and wireless broadband, even as they stand today, would simply carve millions of customers out of the supposed "broadband market" for no obvious reason.  Our reply comments also point out that, even if the broadband market were to be defined as a national market that included only wireline broadband services offering 25 Mbps of speed or greater, there is essentially no transaction-specific adverse impact, as Comcast’s share of even that market would increase less than one percent given that Time Warner Cable has virtually no broadband customers at speeds above 25 Mbps.

It is also important to remember that Comcast is committed to maintaining an open Internet, and we support the FCC adopting new, strong Open Internet rules.  Today, we are the only company in America that is legally bound by all of the FCC’s now vacated 2010 Open Internet Order, and we’ve promised to extend these rules to millions of new customers through our transaction with Time Warner Cable.  We also support the adoption of Open Internet rules that apply to all companies, and instill consumer confidence while still permitting innovation and encouraging investment, but in the meantime we will continue to faithfully honor our prior commitment to the original rules.

A few opposing commenters also brought up our acclaimed Internet Essentials program.  While dozens and dozens of commenters attested to the positive realities of the program – that it is changing lives and bringing broadband to families that have never had access at home before – a few commenters criticized certain aspects and want unnecessary and counterproductive conditions imposed on the successful program.   Comcast has been improving and expanding Internet Essentials from day one, and it is unquestionably the most successful broadband adoption program that has ever been offered in this country by any entity. By comparison, similar broadband adoption efforts collectively haven’t even reached a quarter of the over 1.4 million Americans or 350,000 households that have subscribed to Internet Essentials.  Cox Communications recently reported that 15,000 families have signed up through its Connect2Compete program, a similar program from CenturyLink Broadband reported 51,000 families connected.  Time Warner Cable has not expanded broadband adoption programs beyond trial phases in the few areas where launched. The expansion of Internet Essentials to the acquired Time Warner Cable and Charter areas in places like New York, Los Angles, and Dallas will indisputably benefit millions more Americans.

Our reply comments present clear and compelling facts and evidence on all of these issues.  In contrast to speculation, non-transaction-specific demands, and well-worn predictions of doom and gloom offered by many opponents, we provide relevant marketplace data, detailed and reasoned economic and econometric analyses, and specific commitments demonstrating substantial benefits for consumers and competition that are merger-specific, verifiable, and non-speculative.

In short, the transactions will give consumers real, tangible benefits like faster Internet speeds, a more reliable and more secure network, net neutrality protection, low-cost Internet access, more Wi-Fi, increased business service competition, and an enhanced advertising market.  These benefits are ones that the FCC has consistently recognized as satisfying its public interest standard.   We continue to believe that these transactions should be approved by the regulatory agencies, and look forward to continuing to work with them as the process proceeds.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by

Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.